# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCWorx Corp., CIK 0001674227
CUSIP: 78396V208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 S Ashley Dr, Suite 100, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000930413-24-001823
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 305,524; sole dispositive power 0; shared dispositive power 305,524; aggregate amount beneficially owned 305,524 (7.75% of the class)
  Comment: Includes 305,524 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Convertible Notes (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Convertible Notes and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 362,731; shared voting power 305,524; sole dispositive power 362,731; shared dispositive power 305,524; aggregate amount beneficially owned 403,850 (9.99% of the class)
  Comment: Includes 403,850 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Convertible Notes (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Convertible Notes and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 305,524; sole dispositive power 0; shared dispositive power 305,524; aggregate amount beneficially owned 305,524 (7.75% of the class)
  Comment: Includes 305,524 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4) and/or conversion of the Convertible Notes (as defined in Item 4) (See Item 4). As more fully described in Item 4, the Convertible Notes and certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: SCWorx Corp.
Address of issuer's principal executive offices: 100 S Ashley Dr, Suite 100, Tampa, FL 33602

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. ("Iroquois Master Fund") held Warrants to purchase 12,139,030 shares of Common Stock (of which certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker), and Convertible Notes to purchase 321,796 shares of Common Stock at the conversion price of $0.3496 (subject to a 4.99% Beneficial Ownership Blocker). Iroquois Capital Investment Group LLC ("ICIG") held Warrants to purchase 9,628,258 shares of Common Stock (of which certain Warrants are subject to a 4.99% Beneficial Ownership Blocker and certain Warrants are subject to a 9.99% Beneficial Ownership Blocker), and Convertible Notes to purchase 796,828 shares of Common Stock at the conversion price of $0.3496 (subject to a 4.99% Beneficial Ownership Blocker).

Certain of the Warrants and all of the Convertible Notes contain provisions which precludes the exercise of such Warrants or the conversion of such Convertible Notes to the extent that, following exercise or conversion, as applicable, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding with respect to the Convertible Notes and certain Warrants and 9.99% of the Common Stock outstanding with respect to certain Warrants (collectively, the "Beneficial Ownership Blockers").

The shares of Common Stock listed as beneficially owned in Rows 6, 8 and 9 of the cover pages for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants or convert the Convertible Notes due to the Beneficial Ownership Blockers. Each the Reporting Persons disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.
Percent of class:
See Item 11 on the cover pages hereto. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 3,638,703 shares of common stock outstanding as of May 15, 2025, as reported in the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025 and assumes the conversion of the Company's Convertible Notes and exercise of the Warrants, each subject to the Beneficial Ownership Blockers. The percentage set forth in Item 11 of the cover page for each Reporting Person gives effect to the Beneficial Ownership Blockers, if applicable.

9.99%
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe (08/13/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (08/13/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (08/13/2025)